Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2015	2014
Earnings available to cover fixed charges:
Income before income taxes	$736	$714
Less: Income from equity investees	1	1
	735	713
Plus: Fixed charges	166	161
Amortization of capitalized interest	3	3
Less: Capitalized interest	5	4
Net income attributable to noncontrolling interest	$—	$1
Earnings available to cover fixed charges	$899	$872
Fixed charges: (*)
Interest	$144	$136
Capitalized interest	5	4
Interest portion of rental expense	17	21
Total fixed charges	$166	$161
Ratio of earnings to fixed charges	5.42x	5.42x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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